Exhibit 99.1

Financial calendar

Financial calendar for Hafnia Limited

FINANCIAL YEAR 2024

27.02.2025 - Annual Report

27.11.2024 - Quarterly Report - Q3

27.02.2025 - Quarterly Report - Q4

This information is published pursuant to the requirements set out in the Continuing obligations.